SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                   AVIATION DISTRIBUTORS, INC.
                        (Name of Issuer)

             Common Stock, par value $0.01 per share
                 (Title of Class of Securities)

                            05366P101
                         (CUSIP Number)

                        December 31, 1998
     (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[ X ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.05366P101                         Amendment No. 1 to 13G

(1)  Name of Reporting Person                 H.W. Partners, L.P.

     I.R.S. Identification
     No. of Above Person (entities only)                      N/A
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(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [ x ]
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization                   Texas
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Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                      0
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                    (6)  Shared Voting Power                    0
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                    (7)  Sole Dispositive Power                 0
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                    (8)  Shared Dispositive Power               0
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(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                                   0
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(10) Check Box if the Aggregate Amount in                   [   ]
     Row (9) Excludes Certain Shares*
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(11) Percent of Class Represented by                            0
     Amount in Row (9)
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(12) Type of Reporting Person*                                 PN
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*    SEE INSTRUCTIONS

CUSIP NO.05366P101                         Amendment No. 1 to 13G



Item 5.   Ownership of 5% or less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

Item 10.  Certifications:

     By signing below, the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Date: February 12, 1999

                         HW PARTNERS, L.P.

                         By:  HW FINANCE, L.L.C.,
                              its general partner

                         By:  /s/  CLARK K. HUNT
                            -----------------------------
                             Clark K. Hunt, Manager





            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (see 18 U.S.C. 1001)